INVEST IN **NEW MAJORITY CAPITAL**

Creating the next generation of BIPOC/Women Business Owners


OPEN

newmajoritycapital.com Providence RI

Main Street Infrastructure Community

LEAD INVESTOR

RSF Social Finance

We are very excited about New Majority Capital's innovative strategy of using the Entrepreneurship through acquisition model to bring opportunities to a diverse group of aspiring entrepreneurs. They have a big goal- to train 10,000 BIPOC and/or women in entrepreneurship through acquisition while nurturing a perpetual fund that outlasts us and continues to grow its impact. With the impressive backgrounds of the founders, the strong partnerships and the pipeline of excited entrepreneurs already in place, we believe they can achieve this goal and more.

Invested $50,000 this round

Highlights

1. 💥 We are an expert team with experience of 300+ business acquisitions (valued at over $1 billion)
2. 💎 12 million+ business owners will seek retirement in next 20 years = creating a huge demand for entrepreneurs
3. 🔥 We provide the knowledge and capital to help create more BIPOC and/or women small business owners
4. ❗ Realistic target market (serviceable obtainable market) is around 2 million small businesses candidates in the US
5. 🚀Market has $2 trillion+ acquisition, with a total revenue potential of $40 billion (for high impact returns)
6. 🏆 We plan to return cash flow back to investors by year five (not guaranteed)
7. 🏆 Already making traction with multiple potential deals, entrepreneurs, LOI, and partnerships
8. 💥Set to become the Y Combinator for entrepreneurship through acquisition (not guaranteed)

8. 💥Set to become the Y Combinator for entrepreneurship through acquisition (not guaranteed)

Our Team



Havell Rodrigues Founding Partner

Havell is a former Hedge Fund of Fund Portfolio Manager and Risk Manager, with 25+ years' experience in the industry, including launching tech-driven startups. He is a TiE Charter Member, NextGen Venture Partner + Social Innovation Forum Volunteer.



Kris Schumacher Founding Partner

Kris has 25+ years in sales, finance, and ops across various industries and maintains an active consultancy helping impact entrepreneurs and investors. His work includes the acquisition and integration of multiple small to mid sized businesses.



Allegra Stennett Principal

MBA candidate at MIT Sloan School of Management. EdM in Education Policy & Management from Harvard. Former banker at J.P. Morgan



Darryl Lindie Principal

MBA/MPA candidate at MIT Sloan/Harvard Kennedy School, Summer Associate at Bain &Co, Navy Supply Corps Officer, U.S. Naval Academy Graduate

Pitch

The Silver Tsunami + The Great Resignation = A BIG Opportunity!

Within the next two decades, more than 12 million small business owners will seek retirement. This represents $10 trillion in assets.

New Majority Capital leverages entrepreneurship through acquisition (ETA) at scale while closing the racial and gender wealth gap to create more under-represented small business owners who are Black, Indigenous, and People of Color (BIPOC), and/or women, LGBTQ, Immigrants etc. We provide both the knowledge and capital to enable this.

The time to invest in this unique company couldn't be better.

We are currently seeing two HUGE trends in our favor: the baby-boomer-driven Silver Tsunami and the Great Resignation.


2.9M
businesses
owned by people aged 55+
in the United States
employees: 32.1M
payroll: $1.3T
revenue: $6.5T
Industries
Accommodation & food services
Admin & waste management
Arts & entertainment
Construction
Health care & social assistance
Manufacturing
Other industries
Professional services
Retail trade
Transportation & warehousing
Wholesale trade

Born between 1946 and 1964, baby boomers are the second largest population of small business owners in the United States, making up 41%.

Now, as these small business owners reach retirement age, they naturally want to sell their businesses. They require management succession and ownership transition. However, only 1 in 5 listed businesses are acquired and the rest are shut down, leaving employees out of a job and rendering that cash flow-generating business asset worthless.

Meanwhile, more working people want to quit their current jobs, be their own boss, and do something meaningful with their lives.

New Majority Capital pairs the two to ensure the survival of small businesses in the United States and the development of new BIPOC/women owners.

Invest in New Majority Capital, the Y Combinator for ETA.

To truly understand New Majority Capital, think of us like the Y Combinator for entrepreneurship through acquisition.

We help entrepreneurs match with the right business for them, and provide both funding and post-acquisition support to help them get off the ground and stay in flight in the important early stages of their new acquisition.

Why ETA?

Entrepreneurship through acquisition is a better path to becoming an entrepreneur. Instead of having to start a business from scratch, aspiring business owners instead buy and grow an established small business.

For entrepreneurs at all stages of their business life, ETA can be less risky than starting a brand-new business, especially if the product or service is unproven in the market.

New Majority Capital is a fresh take on search funds.

Traditional search fund investors do exist who provide financing for entrepreneurs to acquire and run businesses. In contrast to New Majority Capital, these investors are typically focused on turnaround opportunities at larger companies, take a higher percentage of ownership, and prefer to back MBAs and/or established executives. For this reason, this path is not easily available to the general population.

These traditional funds focus on high growth areas and professionally managed companies with EBITDA's generally over $2 million.

At New Majority Capital, we are focused on lower, but still healthy EBITDAs of $400,000 to $2 million, with stable businesses that are usually run by owners who do not have an MBA or corporate business experience. While our entrepreneurs have the opportunity to achieve rapid and significant growth, a steady continuation of profitability is enough, so our entrepreneurs are not pressured into pushing for high growth.

The result is breathing space for entrepreneurs, which allows them to grow their business with a long-term mindset and truly stamp their mark.

Comparison Of Alternatives Versus NMC Funds

Type	Personal Investment Needed	Average Deal Size	SBA Loans Used	Non SBA Loans	Entrepreneur Ownership Over Time	Typical Owners
Self Funded Searchers	Up to $100K	<$3M	Y	Y	<70%	MBAs
Search Funds	$0	$2-10M	N	Y	<25%	Typically Harvard, Stanford, Chicago University through alumni networks
Search Fund-of-funds	$0	$2-20M	N	Y	<25%	Typically through alumni networks
PE	$0	$20M+	N	Y	<20%	IVY league, larger deal size
Minority Focused VC funds	$0	$1M+	N	N	<60%	Typically IVY league, but 1 in 10 startups will succeed
New Majority Capital	$0	$500K-5M	Y	Y	>80%	Minority Entrepreneurs acquiring existing businesses, 10 in 10 can succeed

We are planning to FILL a unique critical gap…

New Majority Capital fills a gap that is not met by anyone else on the market. We do this by focusing on three core pillars:

1 – Effective Education and Training

We create awareness of entrepreneurship through acquisition (ETA) for budding business owners who are not from Ivy League MBA programs, which is currently where the majority of ETA ownership comes from.

Additionally, we use algorithms to match qualified entrepreneurs to the right businesses for sale and then work with them through the acquisition process from due diligence through contract negotiations and closing. In coordination with our established non-profit and university partners, we are creating "Getting you Ready" education programs for existing small business owners to increase the number of eligible small businesses coming up for sale to ensure fair value and a smooth transition for retiring business owners.

Finally, we offer key training in everything from people management to financial management to give our businesses and their workforce the best possible start.

2 – Equity and Debt Acquisition Financing

There are many financing options available for acquiring a business, but for a significant number of aspiring new business owners, getting access to this capital is a major hurdle.

Many ambitious entrepreneurs never seize their opportunity due to limited access to savings or having to rely on money from friends and family to get started. Meanwhile, SBA 7(a) loans currently provide around 85-90% of the financing, but these require personal guarantees and come with many restrictions.

We help fill the capital gap for business asset ownership by ensuring the entrepreneur needs to pay nothing to start out. Our digitized underwriting entrepreneur needs to pay nothing to start out. Our digitized underwriting engine offers terms, similar to SBA 7(a), but with less restriction.

View us as an alternative to the SBA loan program.

There is no need for personal guarantees, and sellers can be incentivized to stay longer if needed. We can act fast so that sellers and brokers prefer to engage with us.

Comparison of SBA 7(A) loan versus NMC Debt fund

Feature	SBA 7(A) Loan*	NMC Debt Fund	Benefit
Loan Terms	2.75% over prime with 10 year term	6% fixed with 10 year term	- Fixed rather than variable rate
Repayment terms	Standard 10 year amortization	Can be flexible with terms, incl. RBF models	- Less risk and stress for business
Personal guarantee	Required of >20% owners	None	- Widen the impact, eliminate hurdle where you need money to make money
Seller restrictions	restrictions on earn-outs, valuations	none, we can incentivize them to make sure transition succeeds	- Sellers are incentivized for upside capture, transition success
Closing time	90-180 days due to SBA process	15-30 days or less	- More sellers and brokers will want to work with us
Holding Cos	Does not work for total portfolio value > $5M	No restrictions	- Vesting schedule for entrepreneur to earn their equity and lower risk

*typically banks do not offer 10 year term loans for 80%+ deal value for cashflow based lending outside the SBA program

NMC

1

3 – High-Quality Support Services

We deliver technical pre-and post-acquisition business support to new business owners. This includes vital transition management, as well ongoing back-office support for first-time owners, such as accounting, IT services, HR services, digital marketing, and continuous training.

Additionally, we pair entrepreneurs with experienced mentors who are there to advise and support the business through growth and eventual exit.

...and do our part to CLOSE another one!

The wealth gap in the United States is growing – and we are out to help close it once and for all.

We are talking about the wealth gap between men and women, and BIPOC and White Americans.

Owning a profitable, cash-flowing small business is a solid way that many generations of Americans have used to build assets and create long-term inter-generational wealth. Until now, this opportunity has been largely out of reach for the majority of underrepresented entrepreneurs. Currently, a staggering 84% of businesses in the country are white-owned and 62% are men-owned, according to figures from the US Census Bureau.



Number Of US Businesses Owned by Racial/Ethnic Groups

- White
- Asian



- Hispanic
- Black or African American
- American Indian or Alaska Native
- Native Hawaiian or Other Pacific Islander

At New Majority Capital we are working to educate more BIPOC and women entrepreneurs about ETA as a viable path to wealth creation, while we are also creating access to economic mobility opportunities for all underserved communities.

The aspiring new business owners that we work with come from all walks of life, including recent MBA graduates, experienced mid-career switchers, and workers with hands-on experience who have worked their way up in the trades.

To strengthen our reach and effect, we are working on developing partnerships with associations such as the National Black MBA network, the Hispanic MBA network, non-Ivy League colleges, and HBCUs (Historically Black Colleges and Universities) to build a strong pipeline of new BIPOC or women small business owners.

We are operating in a HUGE market with $2 TRILLION potential.

The market opportunity is massive. In the United States, more than 10 million small businesses will be on sale over the next 20 years due to the trends outlined above.

Our target market is around 2 million of these small businesses, which have 2 to 20 employees and generate revenues of more than $1 million.

This means that with 2 million businesses valued at around $1 million each, there is $2 TRILLION in financing opportunities. In terms of our business model, assuming a 2% fee and ignoring performance fees and services revenue, the total revenue potential is $40 billion.

So how do we make money?



AT NEW MAJORITY CAPITAL, WE GENERATE REVENUE FROM:

Management and performance fees for equity and debt funds managed to finance the acquisitions

Deal origination fees when we work with third party capital providers

Back-office support services around marketing, HR, IT, finance from all portfolio

Don't take our word for it – what are others are saying about us?



I'm excited to partner with the team at New Majority Capital because they believe in my potential to run a multi-million-dollar business. They are willing to roll up their sleeves to help make sure that I am successful. After just a few months of working together, we already have the premier landscape design company in the Hudson Valley under contract!

Dillion Ellinwood
Hispanic New Business Owner



I am supportive of NMC's mission. NMC can assist with mentoring and transitioning me from the management role to the CEO role by providing tools and mentorship, first and foremost.
Additionally, the model of 15% investment with SBA loan financing or not using SBA financing makes the model more appealing than traditional search fund models.

Amie Thooft
Vet- Air National Guard, Former Staff Nurse, RN Team Manager



It's great to have the opportunity to work with the team at NMC to find and do due diligence on
businesses for sale. I also like the opportunity for myself and other to use a non-extractive debt
financing structure instead of the traditional personal guarantee based SBA 7a loan.

Levar Haffoney
Business Consultant, SBDC, Univ of Georgia


We are driven to succeed by an experienced team with a passion for helping increase wealth within the ranks of Black, Latinx, and Women business owners.

We are proud to be able to boast a passionate and experienced leadership team and active advisory board, with a combined experience of more than 300 business acquisitions, valued at over $1 billion.

Both our founders are entrepreneurs with strong financial backgrounds that have experience in building successful businesses and small business acquisitions. Both Kris and Havell have clear personal reasons to drive impact in this industry.

We are also thrilled to have such a strong and astute advisory board and partners.

Where are we right now?

It's great to have big aspirations, but we are more than just dreamers. This is why we have already made big traction in building New Majority Capital into the company we want it to be.

Here's where we currently are:

- We have secured **grant funding** from the RI Commerce department to develop a training program and platform to teach business owners about succession planning while preparing them to sell their business.

- We have multiple deals in negotiation or under LOI, including a landscape design company, an IT services company, a CPA firm, and a pergola manufacturing company.

- We have built a solid pipeline of entrepreneurs, businesses, mentors, and other funding partners.

- We have developed partnerships with funders to provide debt funding without personal guarantees, and are working on structures to mitigate risk through first loss policies.

Now we are here on Wefunder, ready for the next step – and YOU can take that step with us.

The funds we raise in this round will go towards building our management team, marketing, due diligence support, portfolio company operations, and developing technology.

From year five onwards, we plan to begin distributing cash flow back to our investors (not guaranteed).

Our long-term goal is to train 10,000 BIPOC and/or women in entrepreneurship through acquisition while nurturing a perpetual fund that outlasts us and continues to grow its impact.

Join the NMC community and make a lasting personal impact.

Through equity crowdfunding, we are excited to build a community that can strengthen and increase the number of BIPOC and women entrepreneurs.

By joining our community of stakeholders, you can make a personal impact by referring entrepreneurs, businesses for sale, and mentors. This will expand our reach and our ability to help those who need it.

There is also potential to earn referral fees when we back referred entrepreneurs or help acquire referred businesses, while potentially participating in an innovative evergreen fund using an original DAO structure. These schemes are currently in development.

This is your ONE-TIME opportunity to invest in a lucrative ETA revolution while leveling the playing field for BIPOC entrepreneurs into the future.

field for BIPOC entrepreneurs into the future.

It is rare that such an exciting investment opportunity comes along – especially one with such a strong social cause.

Today, you can invest in a company that is:

1. 🔥 Launching at the perfect time, amid the Silver Tsunami and the Great Resignation
2. 🌟Set to become the Y Combinator for entrepreneurship through acquisition (not guaranteed)
3. ⚡Helping BIPOC and/or women become small business owners
4. 💎Led by an experienced team with experience of 300+ business acquisitions (valued at over $1 billion)
5. 💵Operating in a market with a $2 trillion potential
6. 🚀Planning to return cash flow back to investors by year five (not guaranteed)
7. 🏆Already making traction with multiple potential deals, LOI, and partnerships

Invest today and together we will make a real lasting impact. 💫

We look forward to welcoming you on board!